March 15, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  David Lin

Re:	Indiana Community Bancorp
Registration Statement on Form S-3 – File No. 333-179254
Filed January 31, 2012

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Indiana Community Bancorp (the “Company”) hereby respectfully requests that effectiveness of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) to 10:00 a.m. (EDT) on March 19, 2012, or as soon as practicable thereafter.

In connection with the foregoing request, the Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
INDIANA COMMUNITY BANCORP
By:	/s/ Mark T. Gorski
Mark T. Gorski Chief Financial Officer